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                                                            SEC FILE NUMBER
                                                       1-9724
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                                                             CUSIP NUMBER
                                                                847607
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
              [_] Form N-SAR

                  For Period Ended:   December 31, 1994
                                   -------------------------------
                  [_] Transition Report on Form 10-K
                  [_] Transition Report on Form 20-F
                  [_] Transition Report on Form 11-K
                  [_] Transition Report on Form 10-Q
                  [_] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ------------------------------

- --------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

  SpectraVision, Inc.
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Full Name of Registrant

  SPI Holding, Inc.
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Former Name if Applicable

  1501 North Plano Road
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Address of Principal Executive Office (Street and Number)

  Richardson, Texas  75081
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

     The financial position of SpectraVision, Inc. (the "Company") has been deteriorating over the last fiscal year. The Company's new management team has not only been devoting substantial efforts towards formulating a plan to restructure the Company but also has been evaluating certain changes in the Company's business strategy and operations. Because of the urgent need for a viable restructuring plan and the amount of time expended in the plan's design and in evaluating changes in the Company's operations and strategy, the Company will not be able to prepare and file its Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Form 10-K") on a timely basis.

     In addition, management believes that the disclosure of the Company's business and business strategy in the 1994 Form 10-K is dependent on the nature of the restructuring that the Company intends to pursue. Because the restructuring plan is currently being developed, preparation of the 1994 Form 10-K has necessarily been delayed until the basic aspects of the plan have been identified.

     The Company believes that the above-stated reasons for its inability to file the 1994 Form 10-K in a timely fashion cannot be eliminated without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William R. Hays, III                    (214)      651-5561
    ------------------------------------  -----------  -------------------------
                     (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                          [X] Yes  [_] No

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(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company's results of operations for 1994 will reflect a net loss of $254,284,000, compared to a net loss of $45,756,000 for 1993. The increase in the loss in 1994 is primarily due to a write-down of hotel contracts ($196,256,000) and a decline in revenue.

================================================================================

         SpectraVision, Inc.
       -----------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date April 3, 1995                       By  /s/ Richard M. Gozia
     ----------------------------------     -----------------------------------
                                             Executive Vice President and
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ ATTENTION ___________________________________
Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
________________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).